Exhibit 22.1
List of Subsidiary Guarantors and Issuers of Guaranteed Securities

As of March 31, 2024, LPL Financial Holdings Inc., a Delaware corporation, has fully and unconditionally guaranteed the 6.750% Senior Notes due 2028 issued by LPL Holdings, Inc., a Massachusetts corporation, pursuant to an offering registered under the Securities Act of 1933, as amended.